# Notice to the Oslo Stock Exchange

**ORKLA**

P.O.Box 423 Skøyen, N-0213 Oslo, [redacted]
Telephone: +47-22 54 40[redacted]
Telefax: +47-22 54 44
www.orkla.com



Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +4722544431

Date: 13 November 2003

## ORK – Options replaces cash bonus programme in Orkla

Orkla ASA has a cash bonus programme for managers in which the value of the bonus is linked to the performance of the Orkla share price. Any bonuses awarded under this programme are paid out in cash as salary. A bonus can normally be redeemed at the earliest three years and at the latest six years after it is awarded. Approximately 100 managers are eligible for this programme.

The Board of Directors of Orkla ASA has decided to replace substantial parts of the bonus programme with an option programme, under which, in future, the manager will be entitled to buy a number of Orkla shares at a specified exercise price. When the option is exercised, Orkla alternatively has the right to redeem options by paying a cash amount equivalent to the difference between the exercise price and the closing price of the share on the day the option is exercised.

As a result of this, on 13 November 2003, the following 1,777,000 options were allotted:

| No of options | Exercise price | First exercise date | Final expiry date |
|---|---|---|---|
| 65 000 | 157,00 | 13.11.03 | 15.12.05 |
| 208 000 | 157,00 | 13.11.03 | 31.12.05 |
| 144 000 | 160,00 | 13.11.03 | 13.11.06 |
| 646 000 | 160,00 | 13.11.03 | 15.12.06 |
| 150 000 | 163,00 | 01.03.04 | 15.12.07 |
| 75 000 | 195,80 | 06.03.04 | 06.03.07 |
| 294 000 | 166,00 | 01.03.05 | 15.12.08 |
| 75 000 | 165,00 | 07.03.05 | 07.03.08 |
| 120 000 | 165,00 | 05.07.05 | 05.07.08 |

Cash bonuses linked to a corresponding number of underlying shares were discontinued on the same date. The first exercise date and the final expiry date for the options that have been allotted are the same as for the discontinued cash bonus programmes.

"Exemption No. 82-3998"

# Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +4722544431

Date: 13 November 2003

## ORK – Trade subject to notification – employees

We refer to the notice to the Oslo Stock Exchange 13 November 2003 "Options replaces cash bonus programme in Orkla".
The following primary insiders in Orkla are assigned options:

| Name | Strike | Number | First exercise date | Final expiry date | Share holding |
|---|---|---|---|---|---|
| Håkon Chr. Andersen | 160,0 | 20 000 | 13.11.2003 | 15.12.2006 | 9102 |
| Terje Andersen | 157,0 | 18 000 | 13.11.2003 | 31.12.2005 | |
| | 160,0 | 10 000 | 13.11.2003 | 15.12.2006 | 2400 |
| Erik R Barkald | 157,0 | 18 000 | 13.11.2003 | 31.12.2005 | |
| | 166,0 | 10 000 | 01.03.2005 | 15.12.2008 | 200 |
| Anders Berggren | 157,0 | 12 000 | 13.11.2003 | 15.12.2005 | |
| | 160,0 | 15 000 | 13.11.2003 | 15.12.2006 | 4471 |
| Roar Engeland | 163,0 | 50 000 | 01.03.2004 | 15.12.2007 | |
| | 165,0 | 40 000 | 05.07.2005 | 05.07.2008 | 12902 |
| Finn M Jebsen | 195,8 | 75 000 | 06.03.2004 | 06.03.2007 | |
| | 165,0 | 75 000 | 07.03.2005 | 07.03.2008 | 213476 |
| Joachim Malling | 166,0 | 12 000 | 01.03.2005 | 15.12.2008 | 0 |
| Torkild Nordberg | 160,0 | 10 000 | 13.11.2003 | 15.12.2006 | |
| | 166,0 | 20 000 | 01.03.2005 | 15.12.2008 | 400 |
| Dag J Opedal | 163,0 | 50 000 | 01.03.2004 | 15.12.2007 | |
| | 165,0 | 40 000 | 05.07.2005 | 05.07.2008 | 16513 |
| Halvor Stenstadvold | 163,0 | 50 000 | 01.03.2004 | 15.12.2007 | |
| | 165,0 | 40 000 | 05.07.2005 | 05.07.2008 | 12400 |
| Per A Sørlie | 160,0 | 60 000 | 13.11.2003 | 13.11.2006 | |
| | 160,0 | 15 000 | 13.11.2003 | 15.12.2006 | 5400 |
| Karl Otto Tveter | 157,0 | 18 000 | 13.11.2003 | 31.12.2005 | |
| | 160,0 | 10 000 | 13.11.2003 | 15.12.2006 | 400 |
| Ola Uhre | 157,0 | 16 000 | 13.11.2003 | 15.12.2005 | |
| | 160,0 | 15 000 | 13.11.2003 | 15.12.2006 | 5315 |
| Tor Aamot | 160,0 | 18 000 | 13.11.2003 | 13.11.2006 | |
| | 160,0 | 10 000 | 13.11.2003 | 15.12.2006 | 4900 |

Orkla owns 7,921,283 Orkla shares. Orkla has also issued a total of 1,777,000 options. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.